Exhibit 99.6

“Chile, changing the energy matrix” ABENGOA Completing Transformation 9th Annual Analyst and Investor Day Ivan Araneda General Manager Abengoa Chile New York City & London, April 7 & 9, 2015 Innovative Technology Solutions for Sustainability

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2014 filed with the Securities and Exchange Commission on February 23, 2015. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

3 Agenda The Chilean Electric Market Main Takeways Status of Current Projects

4 Agenda The Chilean electric market

5 Gross Capacity (MW) Electricity Generation (GWh) Maximum demand (MW) Population (%) 4,255 17,688 2,372 5,7% 21.8% 25.2% 15,085 52,207 7,547 92,6% 77.4% 74.3% 50 136 22 0,6% 0.3% 0.2% 100 239 42 1,1% 0.5% 0.3% Chilean electricity systems as of December 2014 Opportunities for Abengoa Source: CDEC, 2015 SING Sistemo Interconectado Del Norte Grande SIC Sistemo Interconectado Centrol SEA Sistemo de Aysen SAM Sistema de Mogoliones Aricay Parinacota Tarapaca Antofagasta Atacama Coquimbo Valparaiso Region Metropolit Lib. Gral. Bdo. O’h Bio-bio Araucania Los Rios Los Lagos Aysen Magallanes

Opportunities for Abengoa Chilean electric market Clients in the Chilean electric market Installed capacity and energy mix SING + SIC, as of December 2014 10 Technology Capacity (MW) % Thermal 10,939 58,0% LNG 3,988 21,2% Coal 3,541 18,8% Diesel 2,582 13,7% Other Thermal 828 4,4% Hydro 6,129 32,5% ROR 2,096 11,1% Dam 4,034 21,4% NCRE 1,784 9,5% Wind 829 4,4% Biomass 309 1,6% Solar 271 1,4% Mini ROR Reservoir 259 1,4% Other NCRE 116 0,6% % 90% 59% 41% Non-regulated Regulated Source: CDEC, 2014 6

7 Forecast of the demand, SIC and SING The SING and the SIC will have an CAGR of 4.7% The largest copper producers drive future energy demand Source: CNE-Ministry of Energy, Cochilco-Ministry of Mining, 2014 Opportunities for Abengoa Forecast of the copper producers energy demand 0 20 40 60 80 100 120 140 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 TWh SING SIC SING + SIC Linear (SING + SIC) 0 5 10 15 20 25 30 35 40 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 TWh Mining industry Desalination

8 Opportunities for Abengoa The government's energy agenda Source: Ministry of Energy 2014 “We aim to a safe, efficient, reasonably priced energy development, and to take advantage of our renewable resources in a sustainable and non-polluting environment.” Law 20,257, NCRE will represent 20% of the generation by the year 2025 Tax carbon emissions Promotion of NCRE Incentives in the research and development of renewable energy Corfo’s bid including subsidiy and financial support Innovation in energy Transmission system strengthening New rules for electricity supply tenders (PPA), including renewables, in a bid to attract new investment from renewables developers Increase competition between generators

9 The Atacama desert, the driest in the world,is located in the north of Chile, covering the regions of Arica and Parinacota, Tarapacá, Antofagasta y northern Atacama. It covers an area of approximately 105,000 km², equivalent to 10,500,000 hectares (25,946,065 acres). Abengoa’s 110 MW CSP plant occupies 700 hectares. If we use onlye 1% of the Atacama Desert, we would have approximately 16.000 MW Market size for solar development in the Atacama Desert Opportunities for Abengoa

ABENGOA

Strategy to win

CSP technology adds value to the Chilean electric market

Market Challenges	CSP solutions
Constant demand that will **increase** in the following years.	Capacity to produce energy 24 / 7, and **always dispatched.**
Long term **price uncertainty** due to indexation to fuel prices.	Ability to structure **long term PPA with fixed prices** – Certainty for Offtakers.
Environmental **concerns**.	Solar clean energy in the location with the **highest solar resource in the world**.
Fuel **supply risk**.	Abundant natural **non-intermnitent** resource.
Progressive introduction of **intermittent facilities** (solar pv, wind).	Conventional dispatchability thanks to **energy storage** capacity.
Renewable energy regulatory **requirements.**	Renewable energy **attributes**.

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11 Agenda Status of current projects

12 Technology Location COD MW GWh/ year Status CSP María Elena, Antofagasta 2017 110 850 Under Construction PV María Elena, Antofagasta 2017 100 300 Under Construction Atacama 1 Status of current projects Strong backlog and pipeline of projects in Chile CSP Sierra Gorda, Antofagasta 2018 110 850 Pre-Construction PV Sierra Gorda, Antofagasta 2018 100 300 Pre-Construction Atacama 2 Abengoa is undertaking the projects using its integrated technology, engineering & construction, and O&M capabilities worldwide. Future Projects Atacama 3 TBD 2019e 300 2,320 Pipeline Atacama 4 TBD 2020e 300 2,320 Pipeline

ABENGOA SOLAR

Status of current projects

Molten Salt Central Receiver Technology

Basic Operation of a Molten Salt Tower

1. Cold Salt is pumped at 290ºC up to the solar receiver, previously preheated with the heliostat field.

2. Molten salts flow through the panels of the receiver, reaching 565ºC

3. Hot salt flows back down to the Steam Generation System through the hot salt storage tank.

4. The cold salts are directed back to the cold tank, while the superheated steam at 550ºC runs the steam turbine


565 ° C
Hot Salt Storage Tank
Cold Salt Storage Tank
290 ° C
Steam Generator
Conventional EPGS



Advantages:

- Molten salt is heated up to 565ºC in the receiver at very low pressure
- The high temperature salt exchanges thermal energy with water and steam in a steam generator to produce superheated steam at 550ºC
- Possibility of storage, fully dispatchable power, capable for 24h operation

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Solar Concentration Design Atacama I Watch Video

Solar Concentration Progress- Atacama I

16 Status of current projects 1st Heliostat

17 Advantages of the CSP technology Considering the energy market situation in Chile, mining companies are finding CSP a very compelling proposition Status of current projects Capacity to poduce energy 24/7 Ability to structure long term PPAs with fixed prices Clean energy generation in the region with the highest radiation in the world Non intermitent energy, siendo energia de base Dispatchability thanks to the storage capacity Renewable energy attribute Ability to generate energy in a hybrid way

Potential Capacity 1020 MW PV Atacama 1 18 CSP technology plans to be a major player in the market CSP Atacama 1 110 MW CSP and PV Atacama 2 CSP Atacama 3 CSP Atacama 4 300 MW 100 MW 210 MW 300 MW With the current and future projects, Abengoa has a potential capacity of 1020MW and wil produce 7,400 GWh per year, representing the 10.6% of the generation in the Chilean electric market. Status of current projects

19 Agenda Main Takeaways

Continued focus on technology to create key differentiation Abengoa’s technology has the capacity to expand and become a relevant player in ..the market. 20 Abengoa’s CSP technology adds value to the Chilean electric market, by reducing dependency from fuel imports, diversifying energy matrix, and matching demand 24 hours. Abengoa’s technology proves to be competitive, securing PPAs with power distributors for 950 GWh per year for 15 years. Main Takeways Atacama CSP 1 Corfo awarding project validates and promotes Abengoa´s technology capabilities within Chilean market. The Atacama 1 STE plant awarded with the Climate and Environment Project of the Year - Infrastructure 360 Awards 2015 - by the Inter-American Development Bank (IDB) on March 27, 2015, for its commitment to the environment.

Thank you ABENGOA April 7 & 9, 2015